UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

TO

ANNUAL REPORT

OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

AMOUNTS AS TO
	WHICH	NAMES OF
	REGISTRATION	EXCHANGES ON
TITLE OF ISSUE	IS EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Elinor Azani

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor
New York, New York 10017

Copies to:

DAVID MENCHEL, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

*	The Registrant is filing this annual report on a voluntary basis.

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THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 1 is to file with the Securities and Exchange Commission the Recent Developments in the State as of January 2, 2019, which is included as Exhibit D-1 hereto and which updates and amends the Current Description of the State previously filed as Exhibit D.

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EXHIBIT INDEX

Exhibit Number

A:	None.

B:	None.

C-1:	(P) Copy of the State Budget Proposal for Fiscal Years 2017 – 2018 (in Hebrew).*

C-2:	(P) Copy of the State Budget Proposal for Fiscal Years 2019 (in Hebrew).**

D:	Current Description of the State of Israel.

D-1:	Recent Developments in the State as of January 2, 2019.

* Previously filed by paper filing under cover of Form SE on June 30, 2017, pursuant to Rules 306(c) and 311 of Regulation S-T.

** Previously filed by paper filing under cover of Form SE on June 29, 2018, pursuant to Rules 306(c) and 311 of Regulation S-T.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 3rd day of January, 2019.

STATE OF ISRAEL

By:	/s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General
Ministry of Finance

By:	/s/ Lior David-Pur
Lior David-Pur
Head of Government Debt Management
Ministry of Finance

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